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Veronica.Castillo@SKADDEN.COM
April 3, 2009
VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
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RE:	The Gabelli Global Gold, Natural Resources & Income Trust (333-143009 and 811-21698)
Dear Ms. Hatch:
          Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940.
          In response to your comments provided to me via telephone on March 27, 2009, please note the following:
1. In the “Prospectus Summary – Investment Objectives and Policies” section, please revise the last sentence in the last paragraph to reflect “possible gains” and not “income.”
     The last sentence has been revised to read as follows:
     “In addition, in making stock selections, the Investment Adviser looks for securities that it believes may have a superior yield as well as capital gains potential and that allow the Fund to earn possible gains from writing covered calls on such stocks.”

April 3, 2009

2. In the “Prospectus Summary – Investment Objectives and Policies” section, please clarify that the option writing strategy could generate losses.
     The section “Risk Factors and Special Considerations – Risks Associated with Covered Calls and Other Option Transactions” discloses that the Fund bears the risk of loss associated with transactions in options on securities. Accordingly, the following sentence has been added to the “Prospectus Summary – Investment Objectives and Policies” section:
     “There is a risk that the Fund may generate losses as a result of its option strategy. See “Risk Factors and Special Considerations – Risks Associated with Covered Calls and Other Option Transactions.””
3. In the “Prospectus Summary – Dividends and Distributions” section, please add additional disclosure regarding the significance of the return of capital.
     The following disclosure has been added:
     “A portion of the Fund’s distributions on its common shares for 2008 and subsequent periods have included, or have been estimated to include, a return of capital. Any return of capital that is a component of a distribution is not sourced from realized gains of the Fund and that portion should not be considered by investors as yield or total return on their investment in the Fund.”
4. The Portfolio Turnover risk factor may be removed from the “Risk Factors and Special Considerations” section of the prospectus and disclosed elsewhere in the prospectus because the portfolio turnover rate of the Fund is not actually high.
     The disclosure remains in the “Risk Factors and Special Considerations” section, but has been revised as follows:
     “The Fund may have a high turnover ratio which may result in higher expenses and lower after-tax return to shareholders than if the Fund had a lower turnover ratio.”
5. In the Financial Highlights section, explain how the return of capital factors into the return. This explanation is not for inclusion in the Registration Statement and is only to be included in a response letter.

April 3, 2009

     The footnotes following the Financial Highlights table explain the basis for the total return calculations, which are calculated in accordance with Item 4 of Form N-2 and reviewed by an independent registered public accounting firm.
     Based on the distribution allocations of the Fund for 2008, the total distributions paid in 2008 included approximately 8% from net investment income, 28% from net capital gains, and 64% from return of capital. The proportionate amount of return of capital was included as part of the amount reinvested each month, along with net income and net capital gains. The net asset value of the Fund as well as its total return is reduced by any return of capital at the time of a distribution.
6. In the “Investment Objectives and Policies – Investment Methodology of the Fund” section, please change “income” to “possible gains” in the second bullet point.
     The disclosure has been revised as follows:
     “the ability of the Fund to earn possible gains from writing covered call options on such securities.”

April 3, 2009

     If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-3859.

Sincerely,
/s/ Veronica Castillo